Exhibit 99.1

NORTH AMERICAN CONSTRUCTION GROUP LTD.

SUPPLY CHAINS REPORT

March 11, 2026

REPORT PURSUANT TO THE

 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS ACT

January 1, 2025 – December 31, 2025

Introduction

North American Construction Group Ltd. (“NACG”) is committed to acting ethically and with integrity in all of our business dealings and relationships and, as part of that, to working collaboratively with our suppliers and contractors to identify and reduce the risk of forced labour or child labour occurring anywhere within our supply chains.

NACG expects our suppliers and contractors to operate in accordance with all applicable anti-slavery laws, including those prohibiting human slavery and slavery-like practices, human trafficking, forced labour and child labour, and particularly including Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”).

Structure, Activities and Supply Chains

NACG is incorporated pursuant to the Canada Business Corporations Act, with our head office located in Acheson, Alberta and our registered office located in Edmonton, Alberta. Our shares are publicly traded on the Toronto Stock Exchange (NOA.TO) and on the New York Stock Exchange (NOA). Our business is primarily carried out through our subsidiaries.

NACG provides a wide range of mining and heavy civil construction services to customers in the resource development and industrial construction sectors within Australia, Canada, and the United States. A significant portion of our services are focused on supporting the construction and operation of surface mines. We are considered to be a "first-in, last-out" service provider because we provide services through the entire lifecycle of projects. Our work typically begins with the initial consulting services provided during the planning phase, including a review of constructability, engineering and budgeting. This leads into the construction phase during which we provide an expanded range of services, including clearing, road construction, site preparation, underground utility installation and mine infrastructure construction, including construction of tailings ponds, access roads, stabilized earth walls and earth dams. As our mining customers move into
Since 1953 • Heavy Construction & Mining

27287 – 100 Avenue Acheson, Alberta, Canada T7X 6H8 Phone 780.960.7171 Fax 780.969.5599
www.nacg.ca

production, we support the long-term operation of the mine by providing ongoing site maintenance and upgrading, equipment and labour supply, overburden removal, material hauling and land reclamation.

As at December 31, 2025, including our subsidiaries, NACG had approximately 1,431 salary or hourly employees in our Canadian and U.S. operations and approximately 1,532 salary or hourly employees in our Australian operations. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers.

As of December 31, 2025, we directly operated a heavy equipment fleet of 938 units; approximately 82% were owned, 17% were leased and 1% were rented. This fleet is supported by over 1,100 pieces of ancillary equipment. In addition to this, the joint ventures we operate owned and leased fleets totaling 230 heavy equipment units for a combined total, excluding rented equipment, of 1,155 heavy equipment units.

Almost all of NACG’s procurement relates to purchases of mining and construction equipment or parts and supplies related to such mining and construction equipment. NACG deals with reputable, well-established suppliers of such equipment, parts and supplies and has forged long term relationships with our most important suppliers. All of our suppliers are located in Canada, the United States or Australia. NACG continues to engage collaboratively and diligently with all of our suppliers with respect to recognizing and reporting any risk of forced labour or child labour that may arise within our supply chain.

Policies and Due Diligence Processes related to Forced Labour and Child Labour

NACG’s Code of Conduct and Ethics Policy (the “Code”) sets out the ethical standards that each and every NACG employee, officer, director, agent and representative is bound to follow and comply with. It also contains NACG’s anti-slavery policy, which states:

“NACG strives to promote the highest standards of ethical conduct throughout its supply chain. We are committed to mitigating the risk that forced labour or child labour is used at any step of the production of goods imported by us into Canada. We adhere to, and takes steps to ensure our suppliers and contractors adhere to, the most stringent of prevailing national laws and recognized
Since 1953 • Heavy Construction & Mining

27287 – 100 Avenue Acheson, Alberta, Canada T7X 6H8 Phone 780.960.7171 Fax 780.969.5599
www.nacg.ca

international standards relating to modern slavery and human trafficking. NACG will not knowingly use forced labour in the provision of any of our services nor will we knowingly accept products or services from vendors or contractors that employ or utilize forced labour.”

The Code is posted to our internal and external corporate websites for easy access. Our internal and external websites also provide links that allow anyone to anonymously report behavior in contravention of the Code. NACG requires all salaried and non-union hourly employees to reaffirm their compliance with, and understanding of, the Code on an annual basis.

NACG requires all of our suppliers and contractors to adhere to NACG’s standards relating to compliance with laws and ethics as a contractual term in each of NACG’s purchase orders. Such standards require NACG’s suppliers and contractors to:

(a)be in, and at all times remain in, full compliance with all applicable laws, including laws related to child labour, forced labour and human trafficking;

(b)confirm that they have not and will not engage in any activity, practice, or conduct that would constitute an offense under any such laws; and

(c)have in place policies and procedures adequate to ensure compliance with all such laws by its officers, employees, agents and any other third parties or persons associated with the supplier or contractor in the provision of goods or performance of services.

Such obligation of compliance imposed by NACG on our suppliers and contractors is applicable in all jurisdictions in which NACG or the suppliers and contractors operate. If NACG receives credible evidence that any supplier or contractor has not complied with its obligations in that regard, by the terms of NACG’s purchase orders, NACG may: (i) terminate any services; (ii) refuse to take delivery of any goods or services; and (iii) return any goods already delivered, with reimbursement.

Since 1953 • Heavy Construction & Mining

27287 – 100 Avenue Acheson, Alberta, Canada T7X 6H8 Phone 780.960.7171 Fax 780.969.5599
www.nacg.ca

The Risk of Forced Labour and Child Labour in our Business and Supply Chains

NACG has undertaken an assessment of potential forced labour and child labour in our operations and supply chains. Key factors of the assessment included risks related to the geographic areas from where we purchase heavy equipment parts and supplies for importation into Canada. From our assessment, and in light of the long-term ongoing relationships that NACG has with our equipment and parts suppliers, as well as the nature of the processes required to produce such heavy equipment, parts and supplies, NACG has concluded that we do not believe there to be a calculable risk of forced labour or child labour within our business or supply chains.

Remediation Measures

As a result of the determination by NACG that there is no identifiable risk in our operations, business or supply chains of forced labour or child labour. NACG has not taken any special measures to remediate any issues of forced labour or child labour or any measures to remediate the loss of income to vulnerable families that may result from any measure taken to eliminate the use of forced labour or child labour.

Training of NACG Employees

NACG provides mandatory orientation training to all employees upon their hire or rehire. This mandatory formal training for our new employees is presented in an online format containing slides and information related to awareness and identification of the possibility of the use of forced labour and child labour. In addition, NACG’s new employee training emphasizes every employee’s awareness of, adherence to and compliance with the Code.

Organization Assessment of Effectiveness of Policies Related to Forced labour and Child Labour

NACG continually monitors and improves where necessary all employee and organizational policies as any deficiencies are discovered.

Since 1953 • Heavy Construction & Mining

27287 – 100 Avenue Acheson, Alberta, Canada T7X 6H8 Phone 780.960.7171 Fax 780.969.5599
www.nacg.ca

Approval and Attestation

This Report has been approved by the Board of Directors of North American Construction Group Ltd.

In accordance with the requirements of the Act, and in particular Section 11 thereof, I attest that I have reviewed the information contained in the Report for North American Construction Group Ltd. and on behalf of the wholly owned subsidiary and partnerships listed in Appendix A attached hereto. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the Report is true, accurate and complete in all material aspects for the purposes of the Act, for the reporting year January 1, 2025 to December 31, 2025.

Signed this 11th day of March, 2026, by Barry Palmer, Director, President & Chief Executive Officer of North American Construction Group Ltd.

/s/ Barry Palmer
Name: Barry Palmer
Title: Chief Executive Officer

I have the authority to bind North American Construction Group Ltd.

Since 1953 • Heavy Construction & Mining

27287 – 100 Avenue Acheson, Alberta, Canada T7X 6H8 Phone 780.960.7171 Fax 780.969.5599
www.nacg.ca

APPENDIX A

In accordance with the provisions of The Fighting Against Forced Labour and Child Labour in Supply Chains Act, North American Construction Group Ltd. submits this Report on its own behalf and jointly with the following entities, as that term is defined in the Act:

1.ML Northern Services Limited Partnership

2.North American Enterprises Limited Partnership

Since 1953 • Heavy Construction & Mining

27287 – 100 Avenue Acheson, Alberta, Canada T7X 6H8 Phone 780.960.7171 Fax 780.969.5599
www.nacg.ca